April 16, 2025

Vincent Browne
Chief Executive Officer
Alternus Clean Energy, Inc.
17 State Street, Suite 4000
New York City, New York, 10004

       Re: Alternus Clean Energy, Inc.
           Amendment No. 1 to Preliminary Information Statement on Schedule 14C Filed April 3, 2025
           File No. 001-41306
Dear Vincent Browne:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Ross David Carmel, Esq.